

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2025

David McKinstray
Chief Financial Officer
WK Kellogg Co
One Kellogg Square
Battle Creek, Michigan 49016

Re: WK Kellogg Co
Form 10-K for the Fiscal Year Ended December 28, 2024
File No. 001-41755

Dear David McKinstray:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing